SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 02, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by: BHP Billiton Finance Limited

To:         London Stock Exchange

Cc:        Australian Securities Exchange
        JSE Limited
       UBS Zurich
        Swiss Stock Exchange

Date:         25 March 2009

For Release:        Immediately

Contact:         Willie J Murray
                BHP Billiton Group Treasurer
                Tel: +44 207 802 7313

BHP BILLITON FINANCE LIMITED - PUBLICATION OF SUPPLEMENTARY PROSPECTUS

The following Supplementary Prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 24 March 2009 relating to the Prospectus dated 7 October 2008 for the EUR 10,000,000,000 Euro Medium Term Note Programme of BHP Billiton Finance Limited and BHP Billiton Finance Plc, guaranteed (in respect of Notes issued by BHP Billiton Finance Limited) by BHP Billiton Limited and (in respect of Notes issued by BHP Billiton Finance Plc) by BHP Billiton Plc.

To view the full Supplementary Prospectus, plus the document referred to therein, please paste the following URLs into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4216P_2-2009-3-24.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4216P_1-2009-3-24.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:
W.J. Murray, BHP Billiton
Group Treasurer
Tel: +44 207 802 7313

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Supplementary Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

BHP Billiton Finance Limited   ABN 8519319
Registered in Australia
Registered Office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia
Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : April 02, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary